UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,756,991*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,989,249*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,756,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

OO, IA

* Includes 1,270,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		704,104*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

704,104*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,104*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 590,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		704,104*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

704,104*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,104*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 590,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		141,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

141,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,756,991*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,929,249*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,756,991*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,270,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Family Office Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		767,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

767,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Associates GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		767,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

767,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		767,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

767,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		767,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

767,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. M0854Q105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 18, 2022, following certain meetings between representatives of Outerbridge Capital (together with its affiliates, “Outerbridge”) and members of the Issuer’s management team and Board of Directors (the “Board”), Outerbridge Capital delivered a letter to the Board (the “Board Letter”) reiterating its belief in the Issuer’s potential and its support of the Issuer’s CEO and management team, but also noting certain concerns with worrisome actions taken by the Issuer recently, including its recent dilutive capital raise and the Board’s failure to deliver shareholder value over the course of the prior few years.

As stated in the Board Letter, Outerbridge has been a long-term and engaged shareholder of the Issuer, has been a strong advocate on the Company’s behalf, and has previously been encouraged by certain strategic actions taken by the Issuer. However, Outerbridge believes that the Issuer’s share price is dramatically undervalued, particularly given the Issuer’s leading market share in network-based security as a service (“SECaaS”) solutions, recent deal signings, strategic partnerships, and profitable core business in deep packet inspection (“DPI”) and network traffic management. Illustratively, and notwithstanding recent execution issues, Outerbridge believes the net present value of the Issuer’s SECaaS business is between $10 and $20 per share, while the net present value of the Issuer’s DPI business is between $10 and $15 per share, for a total sum of the parts valuation of between $20 and $35 per share, while the Issuer’s closing share price today was just $7.62. Outerbridge believes that this divergence between the current share price and the intrinsic value of the Issuer signals the market’s significant lack of confidence in the Board and requires immediate attention. To this end, Outerbridge has proposed the appointment of a shareholder representative to the Board to strengthen the Board’s public markets acumen and shareholder alignment and to ensure that appropriate process and consideration are followed on important matters affecting all shareholders.

Outerbridge intends to continue to work constructively with the Issuer to enhance value for all of its shareholders.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. M0854Q105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Outerbridge Capital, on behalf of the Accounts, purchased certain American-style call options referencing an aggregate of 200,000 Ordinary Shares, which had a strike price of $10.00 per Ordinary Share and expired on February 18, 2022. These call options expired worthless pursuant to their terms. Accordingly Outerbridge Capital and the Accounts no longer have any exposure to such options.

CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2022

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge Partners GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

CUSIP No. M0854Q105

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

CUSIP No. M0854Q105

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

OUTERBRIDGE CAPITAL MANAGEMENT LLC

(Through the Accounts)

Purchase of February 18, 2022 Call Options ($10.00 Strike Price)	106,400	$0.6949	02/14/2022
Purchase of February 18, 2022 Call Options ($10.00 Strike Price)	93,600	$0.6949	02/14/2022